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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

February 27, 2024

VIA EDGAR

Ms. Mindy Rotter

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:   Six Circles Trust (File No. 811-23325)

Dear Ms. Rotter:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to its review, pursuant to the Sarbanes-Oxley Act of 2002, of the certified shareholder report of the Registrant for the fiscal year ended December 31, 2022 filed on Form N-CSR on March 8, 2023 (the “Shareholder Report”). The Staff’s comments were conveyed to the Registrant telephonically on February 2, 2024. Below are the Staff’s comments and the Registrant’s responses thereto. Defined terms used below have the same meanings as in the Shareholder Report.

1.

Certain Funds had exposure to derivatives as of the fiscal year ended December 31, 2022. The Management’s Discussion of Fund Performance (“MDFP”) section of the Shareholder Report does not explain the effect of derivatives on the performance of the Funds. If performance was materially affected by derivatives exposure, there should be a discussion of such impact in the MDFP. Please explain why there was no such discussion included in the MDFP for any Fund.

Response: The Registrant’s process to prepare the Management Discussion of Fund Performance considers the Adviser’s conclusions regarding individual and collective contributing factors that affected performance, as well as operations reflected in the financial statements, to determine when performance was materially affected by derivatives and should be included in the Management Discussion of Fund Performance. The Registrant will, in consultation with the Adviser, include discussion in the Management Discussion of Fund Performance section of future reports regarding the impact of derivatives on fund performance.

2.

Please confirm in correspondence whether the Funds identified as non-diversified continue to maintain their non-diversified status. The Staff notes that if any of the Funds has been operating as a diversified Fund for greater than three years, the Fund is required to seek shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant confirms that the Funds identified as non-diversified continue to maintain their non-diversified status.

3.

The response to Item 11(b) of Form N-CSR filed on March 8, 2023 referred to a specified portion of the period covered by the Shareholder Report. Form N-CSR requires the response to such item to relate to the full period covered by the Shareholder Report. Please confirm that going forward, the response to Item 11(b) will relate to the full period covered by the applicable shareholder report. Please additionally confirm that there has been no change in the Registrant’s internal control over financial reporting that occurred during the full period covered by the Shareholder Report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response: The Registrant confirms that going forward, it will ensure that the response to Form N-CSR Item 11(b) relates to the full period covered by the applicable shareholder report. Additionally, the Registrant confirms that there has been no change in its internal control over financial reporting that occurred during the full period covered by the Shareholder Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:	Gregory R. McNeil, Principal Financial Officer and Treasurer, Six Circles Trust

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